UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of     September, 2006

Commission File Number     000-29872

ATI TECHNOLOGIES INC.
(Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☐                Form 40-F    ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No    ☒

EXHIBIT INDEX

Exhibit Number	Document
99.1	Letter to Shareholders of ATI Technologies Inc. dated September 13, 2006
99.2	Notice of Special Meeting of Shareholders of ATI Technologies Inc. dated September 13, 2006
99.3	Management Information Circular
99.4	Form of Proxy
99.5	Letter of Transmittal

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.
Date: September 15, 2006	By:	/s/ RICHARD BRAIT Name: Richard Brait Title: General Counsel